UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)1

SEVION THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

81834Q104
(CUSIP Number)

Steven D. Rubin 4400 Biscayne Boulevard Miami, Florida 33137 (305) 575-6015
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81834Q104	13D	Page 2 of 8 Pages

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Phillip Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	citizenship or place of organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
25,344 (1)
	8	shared voting power
2,085,640 (2)(3)
	9	sole dispositive power
25,344 (1)
	10	shared dispositive power
2,085,640 (2)(3)

11	aggregate amount beneficially owned by each reporting person 2,110,984 (1)(2)(3)
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☒
13	percent of class represented by amount in row (11) 10.1%(4)
14	type of reporting person* IN

1.	Consists of options to purchase 25,344 shares of Common Stock held by Dr. Frost that are exercisable within 60 days of the date of this filing.

2.	Includes 1,598,170 shares of Common Stock (as defined below) and warrants to purchase 487,470 shares of Common Stock with held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. In addition, Frost Gamma Investments Trust holds additional warrants to purchase 91,893 shares of Common Stock subject to the blocker provisions discussed below, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. The terms of these additional warrants include a blocker provision under which the Filing Persons (as defined below) can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Persons are only disclosing beneficial ownership of warrants up to the Blocker threshold held by the Filing Persons and are excluding the other warrants.

3.	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

4.	If not for the Blocker, the Filing Persons would own in excess of 10.1% of the outstanding shares of Common Stock, based upon approximately 20,389,809 shares of Common Stock outstanding as of September 15, 2015.

CUSIP No. 81834Q104	13D	Page 4 of 8 Pages

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	citizenship or place of organization Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
2,085,640 (1)
	9	sole dispositive power
0
	10	shared dispositive power
2,085,640 (1)

11	aggregate amount beneficially owned by each reporting person
2,085,640(1)
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☒

13	percent of class represented by amount in row (11)
9.9%(2)
14	type of reporting person*
OO

1.	Includes 1,598,170 shares of Common Stock (as defined below) and warrants to purchase 487,470 shares of Common Stock held by Frost Gamma Investments Trust, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. In addition, Frost Gamma Investments Trust holds additional warrants to purchase 91,893 shares of Common Stock subject to the blocker provisions discussed below, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. The terms of these additional warrants include a blocker provision under which the Filing Persons (as defined below) can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Persons are only disclosing beneficial ownership of warrants up to the Blocker threshold held by the Filing Persons and are excluding the other warrants.

2.	If not for the Blocker, the Filing Persons would own in excess of 9.9% of the outstanding shares of Common Stock, based upon approximately 20,389,809 shares of Common Stock outstanding as of September 15, 2015.

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D, filed May 29, 2014, as amended by Amendment No. 1, filed June 20, 2014, as amended by Amendment No. 2, filed December 29, 2014 (the “Original Schedule 13D”), by Phillip Frost, M. D. (“Dr. Frost”) and Frost Gamma Investments Trust (the “Trust” and together with Dr. Frost, the “Filing Persons”) together the Filing Persons relating to the Common Stock, par value $0.01 per share, of Sevion Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Filing Persons are filing this amendment to the Original Schedule 13D to update the disclosures set forth therein to reflect the purchase of 35,000 shares of Common Stock on the open market and update the Filing Persons’ beneficial ownership disclosures in Item 5 below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

September 2015 Open Market Purchases

On September 29, 2015, the Trust purchased 35,000 shares of common stock on the open market at a weighted average price of $0.6120 per share.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The Trust is the beneficial owner of 2,085,640 shares of the Issuer’s Common Stock, representing 9.9% of the Issuer’s shares of Common Stock outstanding (based upon 20,389,809 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-K filed on October 9, 2015). Such 2,085,640 shares of Common Stock include: (i) 1,598,170 shares of Common Stock held by the Trust and (ii) warrants to purchase 487,470 shares of Common Stock held by the Trust that are exercisable within 60 days of the date of this filing. Dr. Frost is the beneficial owner of 2,110,984 shares of the Issuer’s Common Stock, representing 10.1% of the Issuer’s shares of Common Stock outstanding (based upon 20,389,809 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-K filed on October 9, 2015). Such 2,110,984 shares of Common Stock include: (i) 1,598,170 shares of Common Stock held by the Trust, (ii) warrants to purchase 487,470 shares of Common Stock held by the Trust that are exercisable within 60 days of the date of this filing and (iii) options to purchase 25,344 shares of Common Stock held by Dr. Frost that are exercisable within 60 days of the date of this filing. By virtue of Dr. Frost’s status as trustee of the Trust, he may be deemed the beneficial owner of the shares of Issuer’s securities held by the Trust.

(b)	The Filing Persons share voting and dispositive power over the 2,085,640 shares of the Issuer’s Common Stock held by the Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Frost holds sole voting and dispositive power over the options to purchase 25,344 shares of Common Stock that are exercisable within 60 days of the date of this filing.

(c)	During the past sixty days prior to the date hereof, the following transactions occurred:

On September 29, 2015, the Trust purchased 35,000 shares of Common Stock on the open market at a weighted average price of $0.6120 per share.

Other than the purchase as described in Item 3 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)	To the best knowledge of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Phillip Frost
Dated: October 16, 2015	Phillip Frost, M.D.

Dated: October 16, 2015	Frost Gamma Investments Trust

	By:	/s/ Phillip Frost
Name: Phillip Frost, M.D.
Title: Trustee